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EXHIBIT 11

KSL RECREATION GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE

	Year Ended October 31,
	2001	2000	1999
	(in thousands, except share and per share data)
NET INCOME	$12,404	$16,140	$23,332

DATA AS TO NUMBER OF COMMON AND COMMON EQUIVALENT SHARES:
Weighted average number of common shares outstanding	1,000	1,000	1,000
Common equivalent shares	—	—	—

Weighted average number of common and common equivalent shares Outstanding	1,000	1,000	1,000

EARNINGS PER SHARE—Basic & Diluted	$12,404	$16,140	$23,332

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EXHIBIT 11
KSL RECREATION GROUP, INC. AND SUBSIDIARIES COMPUTATION OF EARNINGS PER SHARE